AMENDMENT TO THE BYLAWS OF

CAPITAL GROWTH SYSTEMS, INC.
(a Florida corporation)

Effective June 25, 2007

NOW THEREFORE, BE IT RESOLVED, the following section of the Bylaws of the Corporation is amended so that, as amended, it reads as follows:

Article VII:

These by-laws may be altered, amended or repealed and new by-laws may be adopted by action of the board of directors.